Bradford & Bingley

03 MAR 10 7:21

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Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

03007301

Tel. 01274 806106

3 March 2003

SUPPL

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
MAR 19 2003
THOMSON
FINANCIAL

Phil Kershaw
Deputy Company Secretary

3/13

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Re 82-5154

28 February 2003
Bradford & Bingley plc

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 125,000 of its ordinary shares on Friday, 28 February 2003 at a price of 280.28p per share.

END

Re 82-5154

20 February 2003
Bradford & Bingley plc

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 320,000 of its ordinary shares on Thursday, 20 February 2003 at a price of 279.49p per share.

END

Re 82-5154

19 February 2003

Bradford & Bingley plc

Bradford & Bingley plc Share Repurchases

Bradford & Bingley plc announces that, in accordance with the authority granted by shareholders at the Annual General Meeting on Tuesday, 23 April 2002, it purchased for cancellation 400,000 of its ordinary shares on Wednesday, 19 February 2003 at a price of 277.15p per share.

END

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY EMPLOYEES' RESTRICTED SHARE BONUS PLAN AWARDS

Please note that, in order to facilitate the operation of the Bradford & Bingley Employees' Restricted Share Bonus Plan ("RSP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 250,000 Ordinary Shares in Bradford & Bingley plc at 280.69p per share on 26 February 2003. Awards, subject to the RSP rules, were made over those shares during 2003 and Mourant & Co Trustees Limited have agreed to satisfy those options.

Christopher Rodrigues, Steven Crawshaw and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited. The directors of Bradford & Bingley plc do not participate in the RSP.

End

27 February 2003

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Share Option Scheme ("ESOS"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees' Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 30,809 Ordinary Shares in Bradford & Bingley plc at 276p per share on 26 February 2003. Mourant & Co Trustees Limited have agreed to satisfy any options granted, including those made during 2003, subject to the ESOS rules, using those shares.

Christopher Rodrigues, Steven Crawshaw and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

27 February 2003

Se03030302

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY AWARDS UNDER THE PERFORMANCE SHARE PLAN

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Performance Share Plan ("PSP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 14,191 Ordinary Shares in Bradford & Bingley plc at 276p per share on 26 February 2003. Awards, subject to the PSP rules, were granted over those shares during 2003 and Mourant & Co Trustees Limited have agreed to satisfy those awards.

Christopher Rodrigues, Steven Crawshaw and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

27 February 2003

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Share Option Scheme ("ESOS"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees' Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 581,570 Ordinary Shares in Bradford & Bingley plc at 276.56p per share on 25 February 2003. Mourant & Co Trustees Limited have agreed to satisfy any options granted, including those made during 2003, subject to the ESOS rules, using those shares.

Christopher Rodrigues, Steven Crawshaw and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

27 February 2003

Se27020301

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY AWARDS UNDER THE PERFORMANCE SHARE PLAN

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Performance Share Plan ("PSP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 268,430 Ordinary Shares in Bradford & Bingley plc at 276.56p per share on 25 February 2003. Awards, subject to the PSP rules, were granted over those shares during 2003 and Mourant & Co Trustees Limited have agreed to satisfy those awards.

Christopher Rodrigues, Steven Crawshaw and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

27 February 2003

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY AWARDS UNDER THE PERFORMANCE SHARE PLAN

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Performance Share Plan ("PSP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 214,744 Ordinary Shares in Bradford & Bingley plc at 283.75p per share on 24 February 2003. Awards, subject to the PSP rules, were granted over those shares during 2003 and Mourant & Co Trustees Limited have agreed to satisfy those awards.

Christopher Rodrigues, Steven Crawshaw and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

26 February 2003

Se

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Share Option Scheme ("ESOS"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees' Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 465,256 Ordinary Shares in Bradford & Bingley plc at 283.75p per share on 24 February 2003. Mourant & Co Trustees Limited have agreed to satisfy any options granted, including those made during 2003, subject to the ESOS rules, using those shares.

Christopher Rodrigues, Steven Crawshaw and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

26 February 2003

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY AWARDS UNDER THE PERFORMANCE SHARE PLAN

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Performance Share Plan ("PSP"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 102,635 Ordinary Shares in Bradford & Bingley plc at 281.81p per share on 21 February 2003. Awards, subject to the PSP rules, were granted over those shares during 2003 and Mourant & Co Trustees Limited have agreed to satisfy those awards.

Christopher Rodrigues, Steven Crawshaw and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

25 February 2003

Re 82-5154

Bradford & Bingley plc

SHARE PURCHASE BY TRUSTEE TO SATISFY SHARE OPTIONS

Please note that, in order to facilitate the operation of the Bradford & Bingley 2000 Share Option Scheme ("ESOS"), Mourant & Co. Trustees Limited as trustee of the Bradford & Bingley Employees' Share Trust established by Deed on 3rd October 2000 (the "Trust"), purchased 222,365 Ordinary Shares in Bradford & Bingley plc at 281.81p per share on 21 February 2003. Mourant & Co Trustees Limited have agreed to satisfy any options granted, including those made during 2003, subject to the ESOS rules, using those shares.

Christopher Rodrigues, Steven Crawshaw and Rosemary Thorne as directors of Bradford & Bingley plc, are potential beneficiaries under the Trust (together with all of the bona fide employees, former employees and former executive directors of the Bradford & Bingley Group and their associates) and are therefore interested in the Bradford & Bingley plc shares whilst they are held in the Trust by Mourant & Co. Trustees Limited.

End

25 February 2003

Re 82-5154

Bradford & Bingley plc

Directors' shareholdings

Below are details of share allocations and share option grants made to Directors on 25 February 2003.

2000 Performance Share Plan

The following allocations of Ordinary 25p shares were made under the terms of the above plan.

Director	Number of shares allocated
Christopher Rodrigues	340,824
Steven Crawshaw	163,311
Rosemary Thorne	213,015

The shares become available after 31 December 2005. Under the Plan the shares are released progressively subject to the Group's Total Shareholder Return exceeding the median performance of the peer group of companies.

The shares were allocated at a price of 281.67p.

2000 Share Option Scheme

The following grant of options over Ordinary 25p shares was made on 25 February 2003 under the terms of the above scheme.

Director	Unapproved share options
Christopher Rodrigues	170,412
Steven Crawshaw	81,655
Rosemary Thorne	106,507

Re 82-5154

The share options will be exercisable between 25 February 2006 and 25 February 2013 subject to the Company's earnings per share growth being at least 3% per annum above inflation over a minimum of three years.

The share option price to be paid on exercise is 281.67p.

26 February 2003

END